

January 23, 2012

Via Facsimile
Danielle Joan Borrie
Infantly Available, Inc.
100 Adriana Louise Drive
Woodbridge, Ontario
Canada, L4H 1P7

> **Re: Infantly Available, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-178788**

Dear Mrs. Borrie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

- "We can protect the little ones from hazardous substances commonly found in regular wear," page 28;

- "The result of this in organic cotton is the achievement of a longer-stable fiber which yields stronger yarn and more durable fabrics," page 30;

- "Pesticide-free long-stable cotton also feels softer and more breathable and luxurious against the skin," page 30;

- "Conventionally grown cotton uses hazardous insecticides and pesticides, some of which can cause cancer," page 31;

- "Children are at greater risk for pesticide related health problems than adults," page 31; and

- "'Green' suppliers tend to be structured as small or familiar companies," page 31.

Prospectus Cover Page

2.   Please provide the information required by Item 501(a)(3) of Regulation S-K regarding the price on a per unit and total basis. Consider providing such disclosure in tabular format.

Prospectus Summary, page 6

3.   Please provide the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K. The address and phone number you have provided is that of your agent for service.

4.   Please reconcile the disclosure regarding the advancing of funds from Mrs. Borrie. On page seven you state that she has committed to advancing these funds; however, on page eight you state that she has indicated she "may" lend such funds and that there is no assurance she will assist the company.

5.   Please clarify on page nine that the amount outstanding after the offering is completed assumes all of the shares are sold in the offering. In addition, revise disclosure regarding the percent of common stock that will be owned by Mrs. Borrie after the offering. Revise similar disclosure throughout.

Risk Factors, page 11

6.   We note your disclosure on page 7 that your officer and director has committed to advancing funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $15,000). Please add a risk factor which describes how Mrs. Borrie agreed to provide you with funds, but has not signed a written agreement to advance you these funds over the next 12 months.

"Company's ability to implement the business strategy," page 15

7.   We note your disclosure on page 28 that your business model "shall be based on e-Commerce, using the internet as a means to lower overhead costs." In light of the fact that you intend to offer the latest fashions from some of the world's top designers, insist that your designers and tailors use only the finest eco-friendly materials, and provide free shipping to your customers, please revise this risk factor to address the risk that your e-commerce strategy may not result in your planned low overhead costs.

Use of Proceeds, page 18

8.   We note the statement that "the offering scenarios presented are for illustrative purposes only and the actual amount of proceeds, if any may differ" and the statement that "all the expenses shown above are estimates only. The actual costs may differ from the above estimated values." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

9.   We note your disclosure on page 7 that you will need at least $37,500 to implement your plan of operations and on page 12 that you are completely dependent on this offer to raise funds to develop its business plan. Please reconcile this with your use of proceeds section which shows the allocation of your proceeds if 25% of your shares are sold. Please clarify, if true, that you will seek to implement your plan of operations even if you are unable to raise $37,500 through this offering.   If not, revise your use of proceeds to clearly disclose your plans if you raise less than $37,500. Also, add disclosure regarding the use of proceeds if you raise less than 25% of the offering maximum.

10.   We note that you intend to obtain an "Organic Apparel's Market Studies Acquisition and Analysis" at the price of $1,200 if you sell 50% of the shares in your offering. Since the estimated cost of this product is $4,000, it is unclear how you will be able to afford this analysis if you spend less than that amount. Please revise your use of proceeds to clarify, if true, that you will only be able to afford an "Organic Apparel's Market Studies Acquisition and Analysis" with a $4,000 expenditure. In the alternative, please tell us if you are able to purchase an "Organic Apparel's Market Studies Acquisition and Analysis" by spending less than $4,000.

Description of Business, page 27

11.   We note your disclosure on page 28 that you intend to offer the latest fashions from the world's top designers. Please clarify in your plan of operations how you intend to obtain these designs. From your disclosure, it is unclear whether you intend to license designs which you will produce yourself or whether you will purchase finished products to sell. If you intend to license designs, please expand your plan of operations to include the licensing fees. If true, clearly disclose that you have no arrangements, agreements or understandings with any designers.

12.   Where you use industry-specific terms in your prospectus, please revise to ensure the definition of such terms would be clear to an investor who is unfamiliar with your industry. For example purposes only, we note the following terms:

*   "Intercropping," page 30; and

*   "Long-stable," page 30.

Intellectual Property, page 34

13.   We note that you intend to apply, in due course and subject to legal advice, for trademark protection or copyright protection of your intellectual property and products. Please tell us why you have not included your trademark or copyright application and the related legal advice in your plan of operations.

14.   Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

Financial Statements, page 38

15.   Please note the updating requirements of Article 8-08 of Regulation S-X and provide a currently dated consent from your independent accountant for amendments over 30 days.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 49

Plan of Operation, page 49

16.   Please provide a more specific description of the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. In particular, please explain how the company intends to meet each of these milestones if it cannot raise adequate funding.

17.   We note your disclosure on pages 52 and 54 that your president has stated that she will lend money ($10,000 over the next 12 months) to maintain your reporting status. This appears inconsistent with your disclosure on page 7 that your president has orally agreed to lend up to $15,000, if needed. Please revise for consistency throughout the registration statement.

18.   Please disclose the cash balance as of the most recent practicable date.

Directors and Executive Officers, page 54

Identification of Directors and Executive Officers, page 54

19.   Please provide all of the information required by Item 401(e) of Regulation S-K for Mrs. Borrie including her principal occupations and employment during the past five years with the dates each position was held; the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director for the registrant.

Exhibits

20.   Please provide a written description of the oral agreement with Mrs. Borrie. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at **http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director